NORTHWEST OIL & GAS TRADING COMPANY, INC.
4650 Wedekind Road, Suite #2
Sparks, Nevada 89431

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Karina Dorin, Staff Attorney

Re: Northwest Oil & Gas Trading Company, Inc.
Registration Statement on Form S-1 Filed December 27, 2018
File No. 333-229036

Dear Ms. Dorin:

Further to your telephone call on June 11, 2019, to our legal counsel, Mr. William D. O’Neal, Northwest Oil & Gas Trading Company, Inc. (the “Company”), hereby requests acceleration of its Registration Statement on Form S-1, as amended, as per the above noted, as of 3:00 PM Eastern Standard Time on Friday, June 14, 2019, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We hereby acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any further queries or responses to Mr. William D. O’Neal, our corporate attorney, at 480-510-4253.

Yours truly,

/s/ Joachim Haas
     Joachim Haas
     Chief Executive Officer/President